ATTORNEYS AT LAW
Campbell Mithun Tower
	August 23, 2006	222 South Ninth Street
Suite 3100
Christian Windsor		Minneapolis, MN 55402
Kathryn McHale
Michael Volley		T 612-333-3434
Kevin W. Vaughn		F 612-334-8888
United States Securities and Exchange Commission		www.hinshawlaw.com
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:                               CS Financing Corporation
3rd Amendment to Registration Statement on Form S-1
Filed August 24, 2006
File No. 333-129919

Dear Mr. Windsor:

Please consider this the response of CS Financing Corporation (“CS Financing”) to your August 17, 2006 correspondence regarding the above referenced registration statement.

For clarity, I have restated your comment and coded the response in italics.

General

1.                                       We note your response to comment number one regarding Hennessey’s status as a co-registrant; however, you have represented that the entire sum of the proceeds will be loaned to Hennessey. In addition, you have disclosed your intent to rely on the management team and experience of Hennessey in making your investment decisions. Lastly, the advisory board which will provide counsel to your Board, is wholly made up of Hennessey executives. Therefore, it still appears that CS Financing is acting as a conduit for Hennessey with regard to the sale of the notes and Hennessey still appears to be a co-registrant. Please refer to Rule 140 and revise or provide a detailed legal analysis as to why Hennessey should not be a co registrant.

Response:  Please note the reduction in the loan amount to Hennessey from $100,000,000 to $65,000,000.  See Exhibit No. 10.4  to Amendment No. 3 to Form S-1.   In addition, please note that references to Hennessey’s board and advisory board have been deleted.  CS Financing is not a conduit for Hennessey; it is a stand alone company with a unique business objective independent of lending to Hennessey.  Hennessey is merely CS Financing’s first customer. CS Financing has had discussions with numerous other parties regarding placing loans (second customer expected by September 30, 2006) and plans additional rounds of financing that will further dilute the concentration of Hennessey loans.  As previously stated, CS Financing does not intend to purchase securities of, or from, Hennessey and is not obligated to loan money to Hennessey or finance all of Hennessey’s mezzanine loan transactions.  As Hennessey has numerous other financing sources, it has no incentive to be a co-registrant and does not want to assume responsibility for CS Financing’s other endeavors.

2.                                       In the future, please key your responses to the staff’s comments to specific page numbers rather than the overly general: “Response: See Amendment No. 1 to Form S-1.”

Response: Duly noted.

3.                                       We note your response to comment 4 from our letter dated December 19, 2005. Please tell us why you believe SAB Topic 1:I is currently not applicable to you. Please provide us with your complete analysis of this guidance as it applies to your business model.

Response:  Topic 1:I states financial statements of properties securing mortgage loans.  Rule 3-14 of Regulation S-X specifies the requirements for financial statements when the registrant has acquired one or more properties which in the aggregate are significant, or since the date of the latest balance sheet required has acquired or proposes to acquire one or more properties which in the aggregate are significant.  In addition, CS Financing does not meet any of the other provisions of SAB Topic 1:I as of August 22, 2006.  CS Financing has not acquired or has entered into any proposed acquisitions of properties that meet the above definition.  CS Financing will comply with SAB Topic 1:I when it meets any of the provisions of SAB Topic 1:I.

4.                                       We note your response to comment number five that you do not currently have marketing materials or investment documentation for the notes; however, on page 31 you continue to refer to “properly completed investment documentation.” In addition, on page 34, you state that you intend to market the offering by advertisements in print and electronic media. Please provide the staff with copies of this documentation and any other marketing materials.

Response:  No marketing materials have been created nor are any in the process of being created.  To the extent such documents are created in the future, care will be taken to ensure compliance with applicable law.  Reference to “properly completed investment documentation” has been deleted.  See Page 29 in Amendment No. 3 to Form S-1.

5.                                       We note your response to comment number 6 regarding the various ownership interests in affiliates of CSF; however, this information conflicts with disclosure in your filing regarding the beneficial ownership interests in CSF. Please reconcile this disclosure.

Response:  Beneficial ownership interests of Messrs. Redpath and Bozora have been disclosed.  See Page 28 in Amendment No. 3 to Form S-1.

6.             We note that you have not filed the stock option agreements you reference in Note 5 to your financial statements. Please revisit item 601 of Regulation S-K and file all necessary exhibits with your next filing.

Response:  Employee and director stock option agreements have been attached as Exhibits.  See Exhibits Nos. 10.5, 10.6, 10.7 and 10.8 in Amendment No. 3 to Form S-1.

Cover page of Registration Statement; Calculation of Registration Fee

7.                                       Please include the number of securities to be registered under the “Proposed Maximum Amount to be Registered” column, rather than providing the offering price twice.

Response: The cover page has been amended.  See Cover Page of Amendment No. 3 to Form S-1.

Risk Factors: General, page 5

8.                                       We note your disclosure on page 16 regarding deferring principal payment on your loans until the senior lender has been paid off; please consider adding a risk factor which addresses this anticipation.

Response:  The referenced risk factor has been added.  See Page 12 in Amendment No. 3 to Form S-1.

Use of Proceeds, page 13

9.                                       Please make it clear that you intend to use the entire amount of the proceeds to make loans to Hennessey.

Response: We have reduced our maximum loan commitment to Hennessey to $65,000,000 and amended the use of proceeds section.  See Page 13 in Amendment No. 3 to Form S-1 and Exhibit No. 10.4 in Amendment No. 3 to Form S-1.

Business

Lending Activity, page 15

10.                                 Please address the following related to your investment property disclosure that “one key byproduct of this financing alternative is that with a subordinate position securing the financing from a range of 65% to 95% loan-to-value, the obligor will be able to secure favorable financing terms with the senior lender on the majority of the total project financing, often resulting in favorable returns even in the short term”:

a)                                      Please revise to specify the “financing alternative” to which you are referring.

b)                                     Please revise to clarify the loan-to-value percentage that you will finance as compared to the senior lender.

c)                                      Please revise to expand your disclosure to describe how this structure results in “favorable returns even in the short term”.

Response:  The investment property section has been redrafted.  See Page 15 in Amendment No. 3 to Form S-1.

Hennessey Loan Terms and Provisions, page 17

11.                                 You state in this section that you intend to require Hennessey to purchase a mortgage title insurance policy for your benefit, but on page 9, you state as a risk factor that in certain circumstances, you may not require Hennessey to provide you with title insurance. Please reconcile this disclosure.

Response:  These provisions have been reconciled and clarified.  See Page 17 and 9 in Amendment No. 3 to Form S-1.

12.                                 You disclose that your loan to Hennessey will “generally” be secured by assignment of mortgages on the real estate being developed, improved or purchased or with the ownership of a special purpose entity holding such assets. Please revise to disclose the situations where your loan will not be secured by the aforementioned items, and disclose the causes for such situations. As specifically as possible, please revise to disclose the likelihood of these situations occurring.

Response:  This paragraph has been amended.  See Page 17 in Amendment No. 3 to Form S-1.

13.                                 You disclose that Hennessey’s borrowers’ own equity funds will “usually” be subordinated to your loan. Please revise to disclose the situations where Hennessey’s borrowers’ own equity funds will be senior to your loan, and disclose the causes for such situations. As specifically as possible, please revise to disclose the likelihood of such situations occurring.

Response:  This paragraph has been amended.  See Page 17 in Amendment No. 3 to Form S-1.

14.                                 You disclose that in “most instances” additional collateral will be required, including, but not limited to, corporate and personal guarantees and any additional security you deem necessary. Please revise to disclose the situations where additional collateral will not be required, and disclose why it would not be required in these situations. As specifically as possible, please revise to disclose the likelihood of such situations occurring.

Response:  This paragraph has been amended.  See Page 17 in Amendment No. 3 to Form S-1.

Management’s Discussions and Analysis of Financial Condition and Results of Operations

Overview, page 20

15.                                 We note your intention to potentially lend to seven other potential borrowers but you have already disclosed that you intend to lend all of the proceeds of this offering to Hennessey and defer payment on principal until senior lenders have been paid. Please reconcile this disclosure as it appears that you will not have funds to lend to the seven borrowers in question.

Response:  We have reduced our maximum loan commitment to Hennessey to $65,000,000. See Page 20 in Amendment No. 3 to Form S-1 and Exhibit No. 10.4  in Amendment No. 3 to Form S-1.

16.                                 We note that in your overview, you have disclosed that Hennessey will obtain guarantees from their affiliates to support loans they make; please discuss how this is relevant to an overview of your business when it is not your practice to receive such guarantees from Hennessey.

Response:  Reference to guarantees of Hennessey’s borrows has been deleted.  See Page 20 in Amendment No. 3 to Form S-1.

Investment Strategy: Track Record of Hennessey, page 20

17.                                 Please update this section to provide a more accurate measure of average annual total return. For example, you give this measure from March 17, 2000 until December 31, 2004; please provide this measure through the most recent stub period.

Response:  No data is available from Hennessey on the stub period but the 2005 statistics have been included.  See Page 20 in Amendment No. 3 to Form S-1.

Liquidity, page 25

18.                                 Please revise this section as well as your Liquidity section on page F-7 to clearly state whether you believe you have enough cash on hand to fund your operations for the next twelve months. If not, clearly disclose how you expect to make up the short-fall. Refer to Item 303(a)(1)(i) of Regulation S-B.

Response:  We have updated page 25 as well as page F-7 to disclose that CS Financing’s parent company will provide the necessary capital for CS Financing through at least December 31, 2006.  As such, the amended filing discloses how CS Financing will continue as a going concern.

Security Ownership of Certain Beneficial Owners and Management, page 30

19.                                 Please explain to us why you do not regard the ownership interests of Mr. Redpath and Mr. Bozora in Capital Solutions Management as constituting a beneficial interest in CS Financing.

Response:  Messrs. Redpath and Bozora have been listed as beneficial owners.  See Page 28 in Amendment No. 3 to Form S-1.

Index to Financial Statements, page F-1

20.                                 We note that you have described CS Financing as a wholly owned subsidiary of Capital Solutions Management, LP; however, your disclosure on page 30 regarding the security ownership conflicts with this statement. Please reconcile this disclosure.

Response:  See Page 28 in Amendment No. 3 to Form S-1.

Report of Independent Registered Public Accounting Firm, page F-2

21.                                 In light of your disclosures in the liquidity section on page F-7, please tell us how your independent auditors concluded that there was not substantial doubt about the your ability to continue as a going concern for a reasonable period of time, not to exceed one year beyond the date of the audited financial statements considering that you have no cash and are totally dependent on advances from your parent entity which are due on demand. Otherwise, please have your independent accountant provide a revised report with a separate paragraph to address this issue.

Response:  The Company’s parent company as noted in the response to item 18, will provide continued capital through at least December 31, 2006.  While the advances are due on demand, our parent company has agreed not to request repayment of the advances at least through December 31, 2006.  As such, our independent accountants concluded that a going concern opinion was not necessary given these facts and the limited expenses we anticipated for 2006 (principally legal and accounting fees related to the S-1 filing).

Statements of Cash Flows, page F-6

22.                                 Please revise your statement of cash flows to address the following:

a)                                      present cash flows related to advances from your parent on a gross basis in the financing section; and

b)                                     present cash outflows related to use of the cash advances from your parent in the appropriate section.

Response:  a) The Company has disclosed the advances on a gross basis under the section noncash investing and financing activities as the cash was never transferred to CS Financing but rather the parent directly paid the vendor for the related expenditure on behalf of CS Financing.

b)  As noted in a) above all the advances were noncash and therefore, CS Financing did not have any outflows of cash.

Loan Origination Costs, page F-8

23.                                 You disclose on page F-8 that you are deferring the loan origination costs that were incurred in anticipation of loans you intend to offer. Please tell us the type of loan origination costs you have incurred and the accounting guidance on which you rely to defer them. We note that paragraph 6 of SFAS 91 allows you to defer direct loan origination costs only for a completed loan.

Response:  The type of loan origination costs incurred relate only to legal costs pertaining to the specific loan CS Financing is intending to enter into with Hennessey Financial, LLC.  The accounting guidance CS Financing is relying upon to defer the related legal costs is SFAS 91.  Pursuant to SFAS 91 paragraph 7, it states the in the 2nd sentence the following “Employees compensation and fringe benefits related to those activities, unsuccessful loan origination efforts, and idle time shall be charged to expense as incurred.”  The Company is relying upon this statement that deferring outside legal costs is appropriate as a loan origination effort and would be expensed if proven unsuccessful in the future.  The Company has revised the disclosure on page F-8 to address the accounting policy if the loan origination costs are related to an unsuccessful loan origination effort.

Stock Based Compensation, page F-9

24.                                 You disclose on page 30 that stock options for 2,000 shares vest upon filing your registration statement which occurred on November 23, 2005. However, you also disclose on page F-9 that no options were exercisable at March 31, 2006. Please revise to correct for this apparent discrepancy or tell us how these disclosures reconcile.

Response:  You are correct as the disclosure on page F-9 is incorrect and will be revised upon the filing of the most recent interim period of June 30, 2006.  The June 30, 2006 interim financial statements will be provided in the next amended S-1 as they are unavailable at this time.

Legality Opinion, Exhibit 5

25.                                 In the penultimate paragraph of this opinion, you attest to the legality of the “units;” please be more precise about the investment upon which you are opining.

Response:  The opinion has been revised.  See Exhibit No. 5 to Amendment No. 3 to Form S-1.

26.                                 In this same paragraph, we note that you have provided an opinion as to legality but not enforceability; please revise your opinion to clarify that, in your opinion, the notes will be binding obligations of the company.

Response:  The opinion has been revised.  See Exhibit No. 5 to Amendment No. 3 to Form S-1.

27.                                 We note that you have given your opinion under Delaware law; however, the Indenture specifically is governed by Minnesota law. Please provide an opinion regarding the law of the appropriate jurisdiction.

Response:  The opinion has been revised.  See Exhibit No. 5 to Amendment No. 3 to Form S-1.

Financial Statements of Hennessey Financial, LLC, Exhibit 10.2

28.                                 Please revise to provide updated financial statements for Hennessey Financial, LLC.

Response:  Revised to include 2005 Hennessey audited financials.  See Exhibit No. 10.2 to Amendment No. 3 to Form S-1.

Please contact me if you require clarification of any of the foregoing.  Please note, the company is endeavoring to amend its disclosures in response to your present and any future comments with a view towards having its registration statement effective in September.

Very truly yours,

HINSHAW & CULBERTSON LLP

/s/ Todd A. Duckson

Todd A. Duckson
Direct 612-334-2630
tduckson@hinshawlaw.com

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